Aurora Cannabis Expands Management Team

Appoints Savior Joseph as SVP Global Marketing, and Jillian Swainson as SVP & General Counsel

TSX: ACB

EDMONTON, Jan. 15, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company has appointed Savior Joseph as its new Senior Vice President Global Marketing. In this newly created role, reporting to the Chief Global Business Development Officer, Mr. Joseph will be responsible for marketing initiatives supporting all Aurora products around the world, including building world-class brands that resonate with consumers across key markets, expanding and overseeing the marketing team, and creating unique experiences for all stakeholders.

Mr. Joseph comes to Aurora with over 15 years of leading-edge international experience in both consumer and business to business marketing communications. He was previously President of Colour, one of North America's leading digital creative marketing firms with offices in Toronto, New York and Halifax. In 10 years at Colour, Mr. Joseph was one of the principal leaders responsible for building an exceptional team that helped solve complex communications challenges for some of North America's most highly regarded brands, including Nestlé Canada, GlaxoSmithKline (GSK) Canada, Nova Scotia Power, Argus Group (Financial), Astra Zeneca, Agropur, POST foods, Mazda Canada, as well as Aurora Cannabis.

Mr. Joseph has worked with a variety of Fortune 100 clients, across both highly regulated and non-regulated industries, on the strategy and execution of consumer centric, creative, data-driven communications programs. He has been closely involved in digital transformation initiatives including leveraging data analytics, content marketing and programmatic media best practices. A large part of his work has focused on growing brand equity by delivering a unique consumer experience, resulting in a clear and measurable return on investment on the marketing spend. He has also planned the development of award-winning user-centric applications, and overseen the governance as well as the performance of large digital and social media platforms.

"Savior's innovative, results driven approach to marketing will be a great asset to Aurora in helping us create even greater brand recognition across the medical, adult consumer and international markets," said Neil Belot, Chief Global Business Development Officer. "His understanding of technology through to the consumer experience, as well as his expertise in bringing creativity, performance and structure to all programs, are key elements in addressing the various audiences that Aurora will be addressing on a global scale. I have known Savior for a long time, and couldn't be more excited that he has accepted this new challenge to lead and expand our marketing team, and drive customer-centric communications, partnerships and retail marketing initiatives around the world."

Mr. Joseph added, "I've been fortunate to have been working with the team at Aurora for over a year now, and have been deeply impressed with how the Company combines visionary leadership with exceptional execution of this vision. I'm excited about the opportunity to help build unique, world-class experiences for both existing and new stakeholder audiences who engage with our brand. Aurora is the most authentic licensed producer, with a strong sense of mission, which we will build on by leveraging new channels and technologies to reach a growing global audience."

General Counsel

The Company is also very pleased to announce the appointment of Jillian Swainson as Senior Vice President and General Counsel. Ms. Swainson has worked with the Company since its inception and has accepted her new position to focus fully on Aurora.

Ms. Swainson joins Aurora from Brownlee LLP, where she was a Partner in the law firm's business practice and where she handled a variety of business law matters, including corporate, commercial, intellectual property, and securities work. In addition to her general practice of business law, over the past several years she has developed an expertise in providing general counsel and advisory services to clients within the heavily regulated and increasingly complex cannabis industry. She graduated from the University of Alberta with a Bachelor of Commerce degree in 2004, and a law degree (LL.B.) in 2007. She joined Brownlee as an articling student in 2007, and was called to the bar in 2008. Ms. Swainson is also a Registered Trade-mark Agent.

Mr. Booth commented, "We are thrilled to have Jill on board full time. She has supported us extensively over the past four years, and in that time has grown to be one of our most trusted advisors. Her depth of knowledge, competence, as well as her commitment to Aurora and insights into our business strategy, make her the ideal person to take on this important new position. Her appointment and that of Savior reflect the maturity of Aurora as an internationally dominant cannabis company, and these new hires further emphasize the professionalism and competence of our management team."

Option and Restricted Share Unit grants

As part of its long-term incentive plan, the Company has issued options to purchase 500,000 common shares of the Company pursuant to the Company's Stock Option Plan, exercisable at a price of $10.32 per common share for a term of 3 years, vesting quarterly. In addition, 150,000 RSUs were awarded, vesting quarterly over three years.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/15/c4366.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:49e 15-JAN-18